EXHIBIT 12.1

Penn Virginia Corporation and Subsidiaries
Statement of Computation of Ratio of Earnings to Fixed Charges Calculation

											Nine Months Ended September 30,
	Year Ended December 31,

	1998		1999		2000		2001		2002		2003

Earnings
Pre-tax income	$11,953		$18,834		$59,230		$54,271		$29,705		$42,268
Fixed charges	2,435		3,718		8,363		4,058		4,068		6,070

Total Earnings	$14,388		$22,552		$67,593		$58,329		$33,773		$48,338

Fixed Charges
Interest expense	$2,017		$3,298		$7,926		$3,596		$3,125		$5,308
Rental Interest Factor	418		420		437		462		943		762

Total Fixed Charges	$2,435		$3,718		$8,363		$4,058		$4,068		$6,070

Ratio of Earnings to Fixed Charges	5.9	x	6.1	x	8.1	x	14.4	x	8.3	x	8.0	x